Exhibit 12.1

INFOR, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Six Months Ended October	11 Months Ended April	Fiscal Year Ended May 31,
(in millions, except ratios)	31, 2015	30, 2015	2014	2013	2012	2011
Fixed charges:
Interest expense on indebtedness	$151.3	$320.5	$378.3	$418.3	$468.4	$313.9
Rent interest factor(1)	8.7	16.9	17.6	18.7	21.0	14.5

Total fixed charges	$160.0	$337.4	$395.9	$437.0	$489.4	$328.4

Earnings:
Income (loss) before income tax	$71.6	$(32.5)	$134.3	$(53.6)	$(326.3)	$(191.2)
Fixed charges	160.0	337.4	395.9	437.0	489.4	328.4

Total earnings	$231.6	$304.9	$530.2	$383.4	$163.1	$137.2

Ratio of earnings to fixed charges(2)	1.4	—	1.3	—	—	—

Dollar amount of one-to-one coverage deficiency	$—	$32.5	$—	$53.6	$326.3	$191.2

(1)	Approximately 1⁄3 of our rent expense is deemed representative of the applicable interest factor.
(2)	Our ratio of earnings to fixed charges was below a one-to-one coverage for the 11 months ended April 30, 2015, fiscal 2013 and prior fiscal years presented as our earnings were not adequate to cover our fixed charges. The dollar amount of the coverage deficiency is reflected above.